

July 6, 2015

<u>Via E-Mail</u>
Alan J. M. Haughie
Senior Vice President and Chief Financial Officer
ServiceMaster Global Holdings, Inc. and The ServiceMaster Company, LLC
860 Ridge Lake Boulevard
Memphis, TN 38120

      Re: **ServiceMaster Global Holdings, Inc.**
              Form 10-K for the fiscal year ended December 31, 2014
              Filed March 2, 2015
              File No. 1-36507

              The ServiceMaster Company, LLC
              Form 10-K for the fiscal year ended December 31, 2014
              Filed March 2, 2015
              File No. 1-14762

Dear Mr. Haughie:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Daniel L. Gordon

                              Daniel L. Gordon
                              Senior Assistant Chief Accountant